Registrant Name: Latin America Equity Fund, Inc.
File Number:   811-6413


RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On May 11, 1999, the annual meeting of shareholders of The Latin America Equity Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of Director        For            Withheld        Non-Votes
Peter A. Gordon         6,158,919       673,375       1,322,934
William W. Priest, Jr.  6,166,158       666,136       1,322,934
Martin M. Torino        6,163,590       668,704       1,322,934



In addition to the directors re-elected at the meeting, Dr. Enrique
R. Arzac, James J. Cattano and George W. Landau continue to serve as directors of the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP, as independent public accountants for the fiscal year ending
December 31, 1999.

For     Against Abstain Non-Votes
6,671,019       132,194 29,081  1,322,934

(3) To approve a shareholder proposal providing that the advisory contract between the Fund and Credit Suisse Asset
Management  be terminated..

For             Against         Abstain Non-Votes
1,111,680       5,622,683       97,931  1,322,934

The required votes were not received to approve the above proposal.